Exhibit 99.6

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION AS OF

AND FOR THE SIX MONTHS ENDED JUNE 30, 2024, AND FOR THE YEAR ENDED DECEMBER 31, 2023

Unaudited Pro Forma Financial Information

On November 18, 2024, Fusion Fuel Green PLC, an Irish public limited company (“Fusion Fuel” or “HTOO”), entered into a Stock Purchase Agreement, dated as of November 18, 2024 (the “Purchase Agreement”), with Quality Industrial Corp., a Nevada corporation (“QIND”), Ilustrato Pictures International Inc., a Nevada corporation (“Ilustrato”), and certain stockholders of QIND (together with Ilustrato, the “Sellers”). Pursuant to the Purchase Agreement, on November 26, 2024, Fusion Fuel acquired beneficial ownership of a 69.36% stake in QIND (the “Acquisition”), and in exchange, Fusion Fuel issued 3,818,969 of its Class A ordinary shares (“Class A Ordinary Shares”) (representing 19.99% of the Company’s issued shares), and 4,171,327 of Fusion Fuel’s Series A Convertible Preferred Shares (“Series A Preferred Shares”), which will convert into 41,713,270 Class A Ordinary Shares upon Fusion Fuel shareholder approval and approval of an initial listing application by The Nasdaq Stock Market LLC (“Nasdaq”).

Pursuant to the Purchase Agreement, the Company, QIND, and the Sellers will enter into an agreement and plan of merger (the “Merger Agreement”). Subject to the terms of the Merger Agreement and the receipt of any necessary shareholder, regulatory, and Nasdaq consents or approvals, QIND will merge into a newly-formed, wholly-owned Nevada subsidiary of the Company (the “Merger”). Upon completion of the Merger, Quality will become the surviving entity and a wholly owned subsidiary of the Company.

The following unaudited pro forma condensed combined financial information combines the historical consolidated financial position and results of operations of Fusion Fuel and QIND and gives effect to the Acquisition and the Merger in the manner described below.

The Acquisition and the Merger are considered to be a business combination accounted for under International Financial Reporting Standards (“IFRS”) acquisition method of accounting. In accordance with IFRS 3 - Business Combinations, Fusion Fuel has been identified as the accounting acquirer, and QIND as the target, for accounting purposes. Consequently, the accompanying pro forma financial statements consolidate QIND into Fusion Fuel’s financial statements for the periods presented.

The assets acquired or to be acquired, and liabilities assumed or to be assumed, have been recorded at their estimated fair values at the date of the Acquisition. The purchase price has been allocated on a preliminary basis to the assets acquired or to be acquired and the liabilities assumed or to be assumed based upon estimates of their respective fair values, which are subject to potential adjustment upon finalization of the purchase price allocation.

The following unaudited condensed combined pro forma balance sheet as of June 30, 2024 gives effect to the Acquisition and the Merger as if each had been completed as of June 30, 2024. The unaudited pro forma condensed combined statements of operations and other comprehensive income for the six months ended June 30, 2024 and for the fiscal year ended 2023 were prepared as if the Acquisition and the Merger had occurred as of January 1, 2023. The pro forma information has been prepared by our management, and it may not be indicative of the results that actually would have occurred had the Acquisition and the Merger been in effect on the dates indicated, nor does it purport to indicate the results that may be obtained in the future. The pro forma information is based on provisional amounts allocated by management to various assets and liabilities acquired and may be eventually different than currently presented.

Unaudited Condensed Combined Pro Forma Balance Sheet as of June 30, 2024

(U.S. dollars)

	HTOO	QIND	Pro-forma adjustment for Merger			Consolidated Pro-Forma
			Initial 69.36%	Transaction costs	Remaining 30.64%	100% Wholly owned
ASSETS
Current assets
Assets held for sale	891,139	-				891,139
Cash and cash equivalents	439,856	101,243		(198,688)[5]		342,412
Other current assets	10,342,795	5,768,429				16,111,224
Total current assets	11,673,790	5,869,672		(198,688)		17,344,774

Non-current assets
Other receivables	1,258,574	-				1,258,574
Property, plant and equipment	26,008,776	289,311				26,298,087
Related party receivables	-	1,866,551				1,866,551
Goodwill & other intangible assets	4,951,479	8,479,222	14,121,9481			27,552,649
Total non-current assets	32,218,829	10,635,084	14,121,948			56,975,861
Total assets	43,892,619	16,504,756	14,121,948	(198,688)		74,320,636

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable	15,183,669	894,307				16,077,976
Related party payables	-	30,155				30,155
Other current liabilities	5,598,329	7,787,757				13,386,086
Total current liabilities	20,781,997	8,712,219				29,494,216

Non-current liabilities
Lease operating non-current	10,668,938	143,367				10,812,305
Deferred income - grant	10,459,402	-				10,459,402
Other payables – long-term	-	5,820,972				5,820,972
Total long-term liabilities	21,128,339	5,964,339				27,092,678
Total liabilities	41,910,337	14,676,558				56,586,895

Stockholders’ equity
Preferred stock	-	-	4172		(417)[7]	-
Common stock	2,317	133,009	(132,627)[3]		4,1717	6,871
Additional paid-in capital	248,984,767	17,474,251	(2,085,151)[4]		(3,754)[7]	264,370,112
Retained earnings/accumulated deficit	(247,004,802)	(16,318,012)	16,318,012	(198,688)[5]	560,247 [8]	(246,643,242)
Noncontrolling interest	-	538,950	21,2976		(560,247)[8]	-
Total stockholders’ equity	1,982,283	1,828,198	14,121,948	(198,688)	-	17,733,741
Total liabilities and stockholders’ equity	43,892,619	16,504,756	14,121,948	(198,688)	-	74,320,636

Unaudited Condensed Combined Pro Forma Statement of Operations and Other Comprehensive Income for the year ended December 31, 2023

(U.S. dollars)

For the year ended December 31, 2023	HTOO	QIND	Pro-forma adjustment	Consolidated
			Transaction costs

Revenue	4,481,822	-	-	4,481,822

Cost of revenues	21,727,430	-	-	21,727,430

Gross profit	(17,245,608)	-	-	(17,245,608)

Total operating expenses	22,842,112	2,704,320	198,6885	25,745,119

Income (loss) from operations	(40,087,720)	(2,704,320)	(198,688)	(42,990,727)

Other (income) expenses	(6,977,679)	1,457,477	-	(5,520,202)

Profit / (loss) before tax	(33,110,041)	(4,161,797)	(198,688)	(37,470,526)

Income tax expense	172,017	-	-	172,017

Total comprehensive income / (loss) for the year	(33,282,058)	(4,161,797)	(198,688)	(37,642,543)

Unaudited Condensed Combined Pro Forma Statement of Operations and Other Comprehensive Income for the Six Months ended June 30, 2024
(U.S. dollars)

For the six months ended June 30, 2024	HTOO	QIND	Pro-forma adjustment	Consolidated
			Transaction costs

Revenue	-	3,317,206	-	3,317,206

Cost of revenues	(212,512)	2,068,708	-	1,856,196

Gross profit	212,512	1,248,498	-	1,461,010

Total operating expenses	8,705,734	825,430	198,6885	9,729,851

Income (loss) from operations	(8,493,221)	423,068	(198,688)	(8,268,841)

Other (income) expenses	57,473	30,736	-	88,209

Profit / (loss) before tax	(8,550,694)	392,332	(198,688)	(8,357,050)

Corporate tax	34,954	43,889	-	78,843

Total comprehensive income / (loss) for the year	(8,585,648)	348,443	(198,688)	(8,435,892)

i.	Basis of Presentation

The unaudited pro forma condensed combined financial statements were prepared using the acquisition method of accounting and are based on Fusion Fuel and QIND’s historical consolidated financial statements as adjusted to give effect to the Acquisition and the Merger and the shares issued or to be issued as part of the Acquisition and the Merger.

The unaudited pro forma condensed combined balance sheet as of June 30, 2024, gives effect to the Acquisition as if it had occurred on June 30, 2024. The unaudited pro forma condensed combined statements of operations and other comprehensive income for the year ended December 31, 2023, and for the six months ended June 30, 2024, are presented as if the Acquisition had occurred on January 1, 2023.

Historical financial information has been adjusted in the pro forma balance sheet to pro forma events that are:

(1) directly attributable to the (a) Acquisition and (b) the Merger; and

(2) factually supportable.

The pro forma adjustments presented in the pro forma condensed combined balance sheet and statements of operations and other comprehensive income are described in Note (iii) - Pro Forma Adjustments.

ii.	Preliminary Purchase Price Allocation

On November 26, 2024, Fusion Fuel completed the Acquisition pursuant to the Purchase Agreement. Under the terms of the Purchase Agreement, 78,312,334 shares of common stock and 20,000 shares of Series B Preferred Stock of QIND were sold, representing approximately 69.36% of QIND’s equity value. On the date of the Merger, the remaining outstanding capital stock of QIND will be exchanged for Class A Ordinary Shares of Fusion Fuel, and QIND will be merged into a wholly-owned subsidiary of Fusion Fuel.

The purchase price for the Acquisition was structured through a share swap whereby Fusion Fuel issued 3,818,969 Class A Ordinary Shares (representing 19.99% of the Company’s issued shares), and 4,171,327 Series A Convertible Preferred Shares, which will convert into 41,713,270 Class A Ordinary Shares upon shareholder and Nasdaq approval.

The pro forma financial statements have been prepared on the basis of the acquisition method, in accordance with IFRS 3, whereby QIND’s historical financial results have been adjusted for the effects of fair value measurements as of the date of the Acquisition. The acquirer has been identified as Fusion Fuel Green PLC, and the target as Quality Industrial Corp.

The purchase price was preliminarily allocated based on the estimated fair value of net assets acquired or to be acquired and liabilities assumed or to be assumed at the date of the Acquisition. The preliminary purchase price allocation is subject to further refinement and may require adjustments to arrive at the final purchase price allocation.

The net assets of QIND were $1.8 million including goodwill and other intangible assets as of June 30, 2024, of which $1.3 million (69.36%) would have been owned by Fusion Fuel if the Acquisition had occurred on June 30, 2024. The remaining $0.56 million (30.64%) of the net assets will be held by minority interest pending the consummation of the Merger.

The dollar value of the purchase price paid equates to approximately $15,389,898 for 69.36% of QIND. The purchase price, minus the net assets held by Fusion Fuel would result in an implied goodwill and other intangible assets value of $22.6 million if the Acquisition had occurred on June 30, 2024. This $22.6 million can be broken into legacy QIND goodwill of $8.5 million and an additional $14.1 million, arising from the Acquisition.

Once transaction closing requirements have been met, i.e. once HTOO shareholders and Nasdaq approve the transaction, the 4,171,328 Series A Convertible Preferred Shares will convert on a 1-for-10 basis into Series A Ordinary Shares, the parties will enter into the Merger Agreement, and the non-controlling interest (remaining 30.64%) will be subsumed into HTOO. QIND will, at this point be considered a wholly owned subsidiary of HTOO.

iii.	Pro Forma Transaction Accounting Adjustments

The pro-forma adjustments are based on our preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the unaudited pro-forma condensed combined financial information:

To give effect of consolidation as per general accepted principles of consolidation, purchase consideration, goodwill and minority interest has been recorded.

1.	To record purchase price in excess of fair value of net assets acquired or to be acquired, based on a preliminary purchase price allocation.

2.	To record the issuance of 4,171,328 Series A Preferred Shares at a price per share of $0.338 based on the last reported sale price of Fusion Fuel’s Class A Ordinary Shares on Nasdaq on November 18, 2024. The Series A Preferred Shares convert into common shares on a 1-for-10 basis.

3.	To record the issuance of 3,818,969 Class A Ordinary Shares at a price per of $0.338 based on the last reported sale price of Fusion Fuel’s Class A Ordinary Shares on Nasdaq on November 18, 2024.

4.	To record the additional paid in capital recorded in the Acquisition.

5.	To record costs associated with the Acquisition.

6.	To represent the value of QIND that is not directly owned by HTOO at the time the Acquisition closes.

7.	To account for the conversion of Series A Preferred Shares into Class A Ordinary Shares on a 1-for-10 basis once transaction closing requirements are met and the Merger to be consummated as soon as practicable following such conversion, at which point QIND will become a wholly owned subsidiary of HTOO.

8.	To account for the additional 30.64% equity value of QIND that will be subsumed into HTOO and will no longer be considered non-controlling interest following the Merger.

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